--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                 Amendment No. 4
                                       to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          IPC Information Systems, Inc.
                                (Name of Issuer)

                                  Common Stock
                                 $.01 par value
                         (Title of Class of Securities)

                                  ------------

                                    44980K107
                                 (CUSIP Number)

                           Cable Systems Holding, LLC
                        (Name of Person Filing Statement)

                             Philip H. Werner, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Tel. No.: 212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 8, 1999
             (Date of Event which Requires Filing of this Statement)

                                  ------------

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).
--------------------------------------------------------------------------------

CUSIP No. 44980K107                    13D                        Page 2 of 15




1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Cable Systems Holding, LLC ("CSH LLC")
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

                  OO
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                     DE
                       7      SOLE VOTING POWER

  NUMBER OF                            4,829,584
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                               0
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                       4,829,584
                      10      SHARED DISPOSITIVE POWER

                                       0
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,829,584
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      59.80%
14       TYPE OF REPORTING PERSON*

                  OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

NY02B/66361.2

CUSIP No.   44980K107                      13D                      Page 3 of 15



1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Cable Systems Holding Company
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                        (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

                  Not applicable
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                               / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DE
                       7      SOLE VOTING POWER

  NUMBER OF                           0
   SHARES
BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY
    EACH                              0
  REPORTING            9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                      0
                      10      SHARED DISPOSITIVE POWER

                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
14       TYPE OF REPORTING PERSON*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44980K107                   13D                           Page 4 of 15



1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Cable Systems International, Inc.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) /X/

3        SEC USE ONLY


4        SOURCE OF FUNDS*

                  Not applicable
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  DE
                       7      SOLE VOTING POWER

  NUMBER OF                           0
   SHARES              8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                            0
    EACH               9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                          0
                      10      SHARED DISPOSITIVE POWER

                                      0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0 %
14       TYPE OF REPORTING PERSON*

                  CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44980K107                       13D                       Page 5 of 15



 1        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                   Peter A. Woog
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                         (b) /X/

 3        SEC USE ONLY


 4        SOURCE OF FUNDS*

                   Not applicable
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               / /

 6        CITIZENSHIP OR PLACE OF ORGANIZATION

                   US
                        7     SOLE VOTING POWER

   NUMBER OF                           4,000
    SHARES
 BENEFICIALLY           8     SHARED VOTING POWER
   OWNED BY
     EACH                              0
   REPORTING            9     SOLE DISPOSITIVE POWER
  PERSON WITH
                                       4,000
                       10     SHARED DISPOSITIVE POWER

                                       0





 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,000

 12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    /X/
              Excludes 4,829,584 shares owned directly by CSH LLC.

 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%

 14       TYPE OF REPORTING PERSON*

                   IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44980K107                  13D                            Page 6 of 15



     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                       Woog Family Limited Partnership
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                         (b) /X/

     3        SEC USE ONLY


     4        SOURCE OF FUNDS*

                       Not applicable
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEM 2(d) or 2(e)                                           / /

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       US
                            7     SOLE VOTING POWER

       NUMBER OF                           0
        SHARES
     BENEFICIALLY           8     SHARED VOTING POWER
       OWNED BY
         EACH                              0
       REPORTING            9     SOLE DISPOSITIVE POWER
      PERSON WITH
                                           0
                           10     SHARED DISPOSITIVE POWER

                                           0

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0

     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                               /X/
                      Excludes 4,829,584 shares held directly by CSH LLC.

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0%

     14       TYPE OF REPORTING PERSON*

                         PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 4 amends the Schedule 13D and each of Amendment No.1, Amendment No. 2 and Amendment No. 3 thereto filed by CSH LLC, Cable Systems Holding Company Cable Systems International, Inc., Peter A. Woog, the Woog Family Limited Partnership, David Kirby, John O'Mara and Arizona Acquisition Corp. on December 29, 1997, December 30, 1997, April 27, 1998 and May 22, 1998, respectively. Information in prior amendments and the original
Schedule 13D remains in effect except to the extent that it is superseded by the information contained in this Amendment No. 4. Information given in response to each item shall be deemed incorporated by reference in all other items.

                  ITEM 1. SECURITY AND ISSUER.

                  The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Shares"), of IPC Information Systems, Inc., a Delaware corporation ("IPC" or the "Company"). The principal executive offices of IPC Information Systems, Inc. are located at 88 Pine Street, New York, New York 10005.

                  ITEM 2. IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Cable Systems Holding, LLC, a Delaware limited liability company ("CSH LLC"); (ii) Cable Systems Holding Company, a Delaware corporation ("CSH"); (iii) Cable Systems International, Inc., a Delaware corporation ("CSI"); (iv) Peter A. Woog ("Woog"); and (v) the Woog Family Limited Partnership (the "Woog Partnership").

                  CSH LLC is a Delaware limited liability company which engages in certain telecommunication businesses through its subsidiaries.

                  CSH, a majority owned subsidiary of CSH LLC, is a Delaware corporation which owns 100% of the outstanding capital stock of CSI (see description below) and a majority of the capital stock of LoDan Electronics Incorporated ("LoDan"), a leading edge supplier of high-quality, high-performance cable assemblies and electronic sub-assemblies to a number of the world's largest electronic and communications equipment providers.

                  CSI, a wholly-owned subsidiary of CSH, is a Delaware corporation which manufactures a wide variety of copper telephone cable, outside telephone wire and inside (or premises) wire products, ranging in size from a single twisted pair wire to a 4,200 pair cable.

                  The Woog Partnership is an Arizona limited partnership of which Woog is the general partner, which owns certain securities of CSH LLC.

                  The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each executive officer or member of the Board of Directors of CSH LLC, CSI and CSH are set forth on Schedules A through C, respectively, attached hereto.

                  The business address of the Woog Partnership is c/o Peter A. Woog, General Partner, c/o Cable Systems International, Inc., 505 North 51st Avenue, Phoenix, Arizona 85043-2701.

                  Woog's business address is c/o Cable Systems International, Inc., 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Woog is a U.S. citizen. His present principal occupation is President and Chief Executive Officer of CSI and CSH and Manager of CSH LLC. He serves as Chairman of the Board of Directors of IPC and is a director of CSH, CSI, LoDan, the Arizona Association of Industries and the Samaritan Health System.

                  In addition, members of CSH LLC holding certain classes of securities are entitled to exercise jointly decision-making authority with respect to 4,829,584 Shares held by CSH LLC. Information with respect to such persons is also set forth on Schedule A hereto.

                  During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A through C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

                  ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On April 8, 1999, CSH LLC purchased 1,420,000 Shares from CSI for a total purchase price of $15,023,600, which proceeds were derived from capital contributions to CSH LLC by Citicorp Venture Capital, Ltd., a New York corporation.

                  See Item 4 below for a description of the Securities Purchase Agreements, dated as of April 8, 1999, by and between CSI and each of CSH LLC and Allegra Capital Partners III, L.P. (formerly known as Lawrence, Smith & Horey III, L.P. ("ACP")) (collectively, the "Purchase Agreements").

                  ITEM 4. PURPOSE OF TRANSACTION.

                  The transactions set forth herein resulted from the decision of the Board of Directors of CSI to dispose of CSI's equity investment in CSI.

                  On April 8, 1999, CSI and CSH LLC entered into a Securities Purchase Agreement (the "CSH LLC Purchase Agreement," a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference), and CSI and ACP entered into a Securities Purchase Agreement (the "ACP Purchase Agreement," a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference).

                  The CSH LLC Purchase Agreement provided for the purchase by CSH LLC of 1,420,000 Shares from CSI for a total purchase price of $15,023,600 (the "CSH LLC Purchase"). The CSH LLC Purchase was approved by the Board of Directors of CSI and by the required IPC members of CSH LLC (as set forth on Schedule A attached hereto) on April 8, 1999 (the "Closing Date").

                  The ACP Purchase Agreement provided for the purchase by CSH LLC of 96,190 Shares from CSI for a total purchase price of $1,017,690.20 (the "ACP Purchase" and together with the CSH LLC Purchase, the "Purchases"). The ACP Purchase was approved by the Board of Directors of CSI and by the general partner of ACP on the Closing Date.

                  The Reporting Persons entered into an Amended and Restated Investors Agreement, dated as of April 9, 1998, with Richard Kleinknecht, David Walsh, Anthony Servidio and ACP (the "Investors Agreement," a copy of which was previously filed with the Securities and Exchange

Commission (the "SEC") as Exhibit 3 to Amendment No. 2 to this Schedule 13D on April 27, 1998, and is incorporated herein by reference as Exhibit 4). As a result of the Investors Agreement, the Reporting Persons may constitute a group with Messrs. Kleinknecht, Walsh and Servidio and ACP.

                  All figures contained in this Amendment No. 4 have been adjusted to reflect a 2-for-1 stock split which ocurred on or about June 24, 1998.

                  As a result of the Purchases on April 8, 1999, 4,829,584 Shares, representing approximately 59.80% of the outstanding voting securities of the Company, are held by CSH LLC, 381,904 Shares, representing approximately 4.73% of the outstanding voting securities of the Company, are held by ACP, and 2,864,700 Shares, representing of the outstanding voting securities of the Company, are held by the public shareholders, including Richard P. Kleinknecht (who separately has filed a Schedule 13D (and amendments thereto) with the SEC with respect to his beneficial ownership in the Company).

                  After giving effect to the Purchases, CSH LLC controls IPC. CSH LLC may from time to time effect acquisitions in the open market.

                  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

                  The information set forth in Items 7-13 of each of the cover sheets filed herewith is incorporated by reference in response to this Item.

                  By virtue of the CSH LLC Purchase, CSH LLC beneficially owned 4,829,584 Shares, representing approximately 59.80% of the outstanding voting securities of the Company, on the Closing Date. As described in Schedule A attached hereto, decision-making with respect to these Shares is controlled by three members of CSH LLC, acting by majority vote. Each of Woog and the Woog Partnership owns 0% of the voting interests in CSH LLC attributable to IPC. Accordingly, the reported beneficial ownership of Woog and the Woog Partnership excludes these Shares.

                  From and after the time of the Purchases, CSI, CSH, Woog and the Woog Partnership are not beneficial owners of more than five percent of the outstanding class of Shares, and therefore such persons are no longer Reporting Persons. See also Schedule A attached hereto.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except for the agreements described in the response to Item
4, and except as disclosed previously in the original Schedule 13D and Amendments Nos. 1, 2 and 3 thereto, as filed by Cable Systems Holding, LLC, Cable Systems Holding Company, Cable Systems International, Inc., Peter A.
Woog, the Woog Family Limited Partnership, David Kirby, John O'Mara and
Arizona Acquisition Corp. with the SEC on December 29, 1997, December 30,
1997, April 27, 1998 and May 22, 1998, respectively, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item
2, and any other person, with respect to any securities of IPC, including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1: Joint Filing Agreement among the Reporting Persons.

                  Exhibit 2: Securities Purchase Agreement, dated as of April 8, 1999, by and between Cable Systems International, Inc. and Cable Systems Holding, LLC.

                  Exhibit 3: Securities Purchase Agreement, dated as of April 8, 1999, by and between Cable Systems International, Inc. and Allegra Capital Partners II, L.P.

                  Exhibit 4: Amended and Restated Investors Agreement, dated as of April 9, 1998, by and among Cable Systems Holding, LLC, Cable Systems International, Inc., Richard Kleinknecht, David Walsh, Anthony Servidio and Allegra Capital Partners III, L.P. (formerly known as Lawrence, Smith & Horey III, L.P.) (incorporated by reference to Amendment No. 2 to Schedule 13D as filed with the SEC on April 27, 1998).

                                   SIGNATURES

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 1999

                                      Cable Systems Holding, LLC


                                      By: /s/ Bruce Burkett
                                         -------------------
                                         Name: Bruce Burkett
                                         Title:  Manager



After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 1999

                                      Cable Systems Holding Company


                                      By: /s/ Peter A. Woog
                                         -------------------
                                         Name:  Peter A. Woog
                                         Title:  President & CEO


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 1999

                                      Cable Systems International, Inc.


                                      By: /s/ Peter A. Woog
                                         -------------------
                                         Name: Peter A. Woog
                                         Title:  President & CEO



                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 14, 1999
                                       /s/ Peter A. Woog
                                       -------------------
                                       Name: Peter A. Woog

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 14, 1999

                                      Woog Family Limited Partnership

                                      By: /s/ Peter A. Woog
                                         -------------------
                                         Name: Peter A. Woog
                                         Title: General Partner

                                                                      Schedule A

                                                     Managers
                                                        of
                                            Cable Systems Holding, LLC

                  The names and titles of the Managers of Cable Systems Holding, LLC ("CSH LLC") and their business addresses and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSH LLC at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH LLC and each individual is a United States citizen.


Name, Business Address         Present Principal Occupation
--------------------------     -----------------------------------
   Peter A. Woog               Manager; President and Chief Executive Officer
                               of Cable Systems International Inc.; President and Chief Executive Officer of Cable Systems
                               Holding Company

   Bruce Burkett               Manager; Secretary, Treasurer and Chief
                               Financial Officer of Cable Systems International,
                               Inc.; Secretary, Treasurer and Chief Financial
                               Officer of Cable Systems Holding Company


                  Members of CSH LLC with authority to make decisions regarding 4,829,584 shares of IPC Common Stock held by CSH LLC:



Name, Business Address         Present Principal Occupation
--------------------------     -----------------------------------

David Kirby                    Private Investor/Consultant
24 Father Peter's Lane
New Canaan, CT 06840

John O'Mara                    Private Investor/Consultant
623 Lake Avenue
Greenwich, CT 06830

Citicorp Venture Capital, Ltd. A wholly-owned subsidiary of Citibank, N.A.,
399 Park Avenue, 14th Floor    a national banking association, which, in turn,
New York, NY 10043             is a wholly-owned subsidiary of Citicorp, a
                               Delaware corporation

                                                                      Schedule B

                        Executive Officers and Directors
                                       of
                          Cable Systems Holding Company

                  The names of the Directors and the names and titles of the Executive Officers of Cable Systems Holding Company ("CSH") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of CSH at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSH and each individual is a United States citizen.


Name, Business Address        Present Principal Occupation
--------------------------    -----------------------------------
Peter A. Woog*                President and Chief Executive Officer; President
                              and Chief Executive Officer of Cable Systems
                              International, Inc.; Manager of Cable Systems
                              Holding, LLC.

Bruce Burkett*                Secretary, Treasurer and Chief Financial Officer;
                              Secretary, Treasurer and Chief Financial Officer
                              of Cable Systems International, Inc.; Manager of
                              Cable Systems Holding, LLC
  ------------------
*  Director

                                                                      Schedule C

                        Executive Officers and Directors
                                       of
                        Cable Systems International, Inc.

                  The names of the Directors and the names and titles of the Executive Officers of Cable Systems International, Inc. ("CSI") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of CSI at 505 North 51st Avenue, Phoenix, Arizona 85043-2701. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to CSI and each individual is a United States citizen.



Name, Business Address        Present Principal Occupation
-------------------------     -----------------------------------
Peter A. Woog*                President and Chief Executive Officer; President
                              and Chief Executive Officer of Cable Systems
                              Holding Company; Manager of Cable Systems
Bruce Burkett*                Holding, LLC

                              Secretary, Treasurer and Chief Financial Officer; Secretary, Treasurer and Chief Financial Officer of Cable Systems Holding Company; Manager of Cable Systems Holding, LLC

  ------------------
*  Director